Exhibit 99.1

Investor Relations Contact:

LHA

Cathy Mattison

(415) 433-3777

cmattison@lhai.com

Axesstel Reports Third Quarter 2011 Earnings

- Achieves record profitability of $1.3 million and EPS of $0.05 –

- Posts revenue of $17.1 million -

- Delivers gross margin of 24% -

- Strong backlog of $17.6 million -

SAN DIEGO, CA – November 1, 2011 – Axesstel (OTCQB: AXST), a leading provider of fixed wireless voice and broadband data products to the worldwide telecommunications market, reported results for its third quarter and nine months ended September 30, 2011.

Axesstel reported revenues for the third quarter of 2011 of $17.1 million. Net income for the period was $1.3 million, or $0.05 per diluted share. For the third quarter of 2010, the company reported revenue of $9.1 million and a net loss of $1.1 million, or a loss of $0.05 per share.

Clark Hickock, CEO of Axesstel, stated, “Two years ago, we undertook a program to re-engineer our core products, increase sales in markets that support better margins and aggressively reduce operating costs. Those initiatives produced results in the third quarter, where we recorded the highest net income for any quarter in our history, delivering $0.05 EPS on revenue of $17.1 million.”

“Our strong revenue this quarter included $8.7 million in the United States, driven primarily by sales of our wireless terminals to Sprint for use in its Sprint Phone Connect program. We are proud that Axesstel was selected to provide the gateway device for enabling high-quality home and office phone service using the Sprint Wireless Network instead of a landline or broadband connection. We have received follow on orders for our wireless terminals and are currently working with Sprint on the development of a next generation product for Sprint’s ‘cut the cord’ program,” Hickock continued.

“In addition to growth in U.S., we achieved continued strong sales in our EMEA region with revenues of $7.5 million for the quarter that were largely driven by our existing customer base in Europe. We also added new accounts in the Middle East and Africa, which we anticipate will boost future sales in the region,” concluded Hickock.

At October 15, 2011, Axesstel reported backlog of $17.6 million, substantially all of which is expected to be delivered in the fourth quarter. Based on the current backlog, Axesstel expects to be profitable and generate positive cash flow in the fourth quarter and for the full year.

Financial Results

Revenues for the third quarter of 2011 were $17.1 million, compared to $9.1 million in the third quarter of 2010. Gross margin was $4.2 million, or 24 percent of revenue, for the third quarter compared to gross margin of $1.6 million, or 18 percent of revenue, in the same period last year. Third quarter 2011 operating expenses decreased to $2.4 million from $2.6 million in the third quarter of 2010. Third quarter 2011 net income was $1.3 million, or $0.05 per diluted share, compared to a third quarter 2010 net loss of $1.1 million, or a loss of $0.05 per share.

For the nine months ended September 30, 2011, the company reported revenue of $37.2 million, compared to $35.8 million for the first nine months of 2010. Net income for the nine month period was $81,000, or breakeven, compared to a net loss of $3.9 million, or a loss of $0.17 per share, in the same period of 2010.

As of September 30, 2011, cash and cash equivalents were $995,000, compared to $77,000 as of December 31, 2010. Working capital was a deficit of $12.9 million at September 30, 2011. The company continues to fund its operating requirements through cash flows from operations and working capital and other bank financings. Axesstel ended the quarter with $7.6 million in bank financings including $6.0 million under the company’s account receivable financing facilities and $1.6 million under a term loan with a commercial bank in China. The company continues to evaluate options for additional financing.

About Axesstel, Inc.

Axesstel (OTCQB: AXST) is a leading provider of fixed wireless voice and broadband access solutions for the worldwide telecommunications market. Axesstel’s best in class product portfolio includes wireline replacement desktop phones and terminals, and 3G and 4G broadband modems and gateway devices for high-speed data and voice calling services. The company has supplied millions of fixed wireless phones, modems, and gateways to leading telecommunications operators and distributors in over 50 countries worldwide. Axesstel is headquartered in San Diego, California. For more information on Axesstel, visit www.axesstel.com.

© 2011 Axesstel, Inc. All rights reserved. The Axesstel logo is a trademark of Axesstel, Inc.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the statements set forth above include forward-looking statements relating to market penetration and conditions, product capabilities and the timing of new product introductions which may affect future results and the future viability of Axesstel. Axesstel wishes to caution readers that actual results could differ materially from those suggested by the forward-looking statements due to risks and uncertainties and a number of important risk factors. Those factors include but are not limited to the risk factors noted in Axesstel’s filings with the Securities and Exchange Commission, including the need for additional working capital; economic and political instability in developing markets served by Axesstel; unforeseen manufacturing difficulties, unanticipated component shortages, competitive pricing pressures and the rapidly changing nature of technology and frequent introductions of new products and enhancements by competitors; the competitive nature of the markets for Axesstel’s products; product and customer mix; Axesstel’s need to gain market acceptance for its products; dependence on a limited number of large customers; potential intellectual property-related litigation; Axesstel’s need to attract and retain skilled personnel; and Axesstel’s reliance on its primary contract manufacturers. All forward-looking statements are qualified in their entirety by this cautionary statement, and Axesstel undertakes no obligation to revise or update this press release to reflect events or circumstances occurring after this press release.

Tables to follow

AXESSTEL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Revenues	$17,061,864	$9,079,429	$37,238,780	$35,757,792
Cost of goods sold	12,887,546	7,460,367	28,650,467	29,500,036

Gross margin	4,174,318	1,619,062	8,588,313	6,257,756

Operating expenses
Research and development	512,601	460,457	1,518,241	1,916,910
Selling, general and administrative	1,932,994	2,161,184	5,873,667	7,440,624

Total operating expenses	2,445,595	2,621,641	7,391,908	9,357,534

Operating income (loss)	1,728,723	(1,002,579)	1,196,405	(3,099,778)

Other income (expense)
Interest expense, net	(422,090)	(271,926)	(1,115,789)	(941,812)
Other, net	—	150,000	—	149,867

Total other income (expense)	(422,090)	(121,926)	(1,115,789)	(791,945)

Income (loss) before income tax provision	1,306,633	(1,124,505)	80,616	(3,891,723)
Income tax provision	—	—	—	—

Net income (loss)	$1,306,633	$(1,124,505)	$80,616	$(3,891,723)

Earnings (loss) per share:
Basic	$0.06	$(0.05)	$0.00	$(0.17)

Diluted	$0.05	$(0.05)	$0.00	$(0.17)

Weighted average shares outstanding:
Basic	23,683,482	23,683,482	23,683,482	23,544,607
Diluted	24,446,491	23,682,482	23,948,022	23,544,607

AXESSTEL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$995,205	$77,099
Accounts receivable, net	10,559,549	7,716,953
Inventories, net	1,566,000	1,044,422
Prepayments and other current assets	225,541	535,781

Total current assets	13,346,295	9,374,255

Property and equipment, net	45,247	119,531

Other assets:
Licenses, net	120,000	210,000
Other, net	20,952	46,523

Total other assets	140,952	256,523

Total assets	$13,532,494	$9,750,309

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$14,690,689	$10,792,595
Bank financings	7,608,092	7,487,274
Accrued commissions	481,000	870,000
Accrued royalties	1,446,000	1,311,000
Accrued warranties	508,920	350,000
Other accrued expenses and current liabilities	1,474,753	1,703,516

Total current liabilities	26,209,454	22,514,385

Stockholders’ deficit	(12,676,960)	(12,764,076)

Total liabilities and stockholders’ deficit	$13,532,494	$9,750,309